April 30, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Erin Donahue

Re:	American Rebel Holdings, Inc.
Post-Effective Amendment on Form S-1
Filed April 13, 2026
File No. 333-290744

Ladies and Gentlemen:

By letter dated April 22, 2026, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided American Rebel Holdings, Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Post-Effective Amendment to the Registration Statement on Form S-1 filed on April 13, 2026. We are in receipt of your letter and we have set forth below our responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Post-Effective Amendment on Form S-1 filed April 13, 2026

General

1.	We note that the selling stockholders plan to sell the common stock at varying prices. We note also that beginning on March 23, 2026, your common stock has been subject to a Nasdaq trading halt. Since your common stock does not appear to have an established trading market at this time, please provide your analysis as to why your common stock may be sold at varying prices. Alternatively, please revise to disclose a fixed price at which the selling stockholders will sell the common stock for the duration of the offering, or until a market is established for the common stock. Refer to Item 501(b)(3) of Regulation S-K.

Response: The Nasdaq trading halt instituted on March 23, 2026 was removed on April 27, 2026 and our common stock is trading again on the Nasdaq. We have revised our disclosure on the cover page to show the closing price on April 29, 2026 and disclose the duration of the trading halt.

2.	Please file an auditor’s consent as Exhibit 23.1.

Response: We have filed an auditor consent as Exhibit 23.1 to the revised Post-Effective Amendment.

Thank you for your assistance in reviewing our amended submission.

Very truly yours;

AMERICAN REBEL HOLDINGS, INC.

/s/ CHARLES A. ROSS, JR
CHARLES A. ROSS, JR.;
Chief Executive Officer

218 3rd Avenue North, #400 Nashville, Tennessee 37201 833-267-3235 www.americanrebel.com